September 21, 2021

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	TELUS International (Cda) Inc.
Filed on Form F-1
Registration No. 333-259697

Ladies and Gentlemen:

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement be accelerated to September 23, 2021 at 4:00 p.m. New York City time or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, please be advised that there has been distributed or will be distributed to each underwriter and dealer reasonably anticipated to be invited to participate in the distribution of the securities, a reasonable time in advance of the anticipated effective date of the Registration Statement, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and they have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC

BARCLAYS CAPITAL INC.

CIBC WORLD MARKETS INC.

As Representatives of the

Prospective Underwriters

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Ilana Foni
Name: Ilana Foni
Title: Vice President

[Signature Page to Acceleration Request]

BARCLAYS CAPITAL INC.

By:	/s/ Geoffrey Feldkamp
Name: Geoffrey Feldkamp
Title: Managing Director

[Signature Page to Acceleration Request]

CIBC WORLD MARKETS INC.

By:	/s/ Kathy Butler
Name: Kathy Butler
Title: Managing Director

[Signature Page to Acceleration Request]